FILED PURSUANT TO
RULE 424 (B) (3)
RULE 424 (C)
REGISTRATION NO: 333-81574

First Supplement to Prospectus Dated May 8, 2002

Vision Bancshares, Inc.
833,334 Shares of Common Stock
Purchase Price of $15.00 per Share

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this First Supplement to Prospectus. Any representation to the contrary is a criminal offense. The shares offered by the Prospectus and this First Supplement to Prospectus are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This First Supplement to Prospectus amends and supplements information contained in our Prospectus dated May 8, 2002.

1.  The Prospectus states on pages 2 and 10 that the maximum purchase per purchaser is 33,334 shares; however, this maximum purchase limitation does not apply to the Board of Directors of Vision Bancshares. Vision Bancshares reserves the right to increase the maximum purchase for any purchaser in this offering and may do so if it determines it to be in the best interests of Vision Bancshares.

2.  Please refer to pages 60 through 62 of the Prospectus where we add the following:

George W. Skipper, III is an owner of Skipper Insurance Agencies. Skipper Insurance provides insurance coverage, including but not limited to, fire and extended coverage, general liability, fidelity bond and directors and officers liability insurance, to Vision Bancshares and Vision Bank. Vision Bancshares paid gross premiums to Skipper Insurance in the amount of $17,702 in 2000, $48,175 in 2001 and $74,354 during the first six months of 2002. We believe that the cost of these services is at least as favorable as those that could have been obtained from an unaffiliated party.

Vision Bancshares Financial Group, Inc., a wholly owned subsidiary of Vision Bank, was recently incorporated to conduct permissible insurance and securities networking activities. The Financial Group is licensed with the Alabama Department of Insurance as a producer and is negotiating an agreement with Skipper Insurance whereby Skipper Insurance will market and sell insurance products through the Financial Group to Vision Bank’s customers. It is expected that one or more employees of Skipper Insurance will serve as dual employees of the Financial Group. The dual employees, licensed broker representatives for and through The Principal Group that is a registered member of the NASD, would receive investment sales commissions directly from The Principal Group. The Financial Group would receive commissions directly from The Principal Group pursuant to a separate agreement between Vision Bank, the Financial Group and The Principal Group. The dual employees may sell Vision Bancshares’ common stock in this offering. We do not anticipate that any commission arrangements associated with such sales will exceed commission levels paid to unrelated third parties for similar transactions.

3.  The Prospectus lists our directors on page 54. At our annual meeting held on June 7, 2002, the shareholders amended the Articles of Incorporation to increase the maximum number of directors from 20 to 25 and also added six new directors:

Name, Age, Director Since and Term Expires	Position with Vision Bancshares and Subsidiaries	Principal Occupation for the Last Five Years	Number of Shares of Common Stock Owned (As of August 31, 2002)
Warren Banach, M.D. 49, 2002 and 2005	Director of Vision Bancshares	Private Practice of Medicine, Enterprise Women’s Center, Enterprise, Alabama since 1984	0

J. Donald Boggus, Jr., 38, 2002 and 2005	Director of Vision Bancshares
President, CEO and Director, Crescent Banking Company since 1996; President, CEO and Director, Crescent Bank and Trust since 1996; Director and Secretary, Crescent Mortgage Services, Inc., Jasper, Georgia since 1996
7,650*

James D. Campbell, D.D.S., M.S., 60, 2002 and 2004	Director of Vision Bancshares	Orthodontist and President, James D. Campbell, D.D.S., M.S., P.A. since 1974	10,000*

Joey W. Ginn, 43, 2002 and 2003	Director of Vision Bancshares; Director and President, Vision Bank, FSB (Proposed)	Senior Vice President and City President, AmSouth Bank, Panama City, Florida, 1986-2002	0

Charles S. Isler, III, 56, 2002 and 2004	Director of Vision Bancshares	Attorney and Partner, Isler, Sombathy & Sombathy, P.A.	0

Name, Age, Director Since and Term Expires	Position with Vision Bancshares and Subsidiaries	Principal Occupation for the Last Five Years	Number of Shares of Common Stock Owned (As of August 31, 2002)
Robert S. McKean, 53, 2002 and 2003	Director of Vision Bancshares; Director and President of Vision Bank	Director and President of Vision Bank since 2000; President, The Bank, Birmingham, Alabama, 1998-2000; Senior Vice President, Compass Bank, Birmingham, Alabama, 1995-1998	9,633*
*  Less than 1% of shares outstanding.

Vision Bancshares’s directors and officers may purchase shares in this offering. The total amount of shares owned by all current directors, including the new directors listed above, and executive officers as a group as of August 31, 2002 is approximately 668,758, representing approximately 43% of the outstanding shares of common stock after this offering assuming the minimum of 500,000 shares is sold.

At the annual meeting, Vision Bancshares’ shareholders also voted to increase the shares of common stock available under our Amended and Restated Incentive Stock Compensation Plan from 150,000 to 225,000 and under our Amended and Restated Director Stock Plan from 150,000 shares to 225,000 shares.

4.  The Prospectus on page 57 lists the proposed directors of Vision Bank, FSB. Subject to regulatory approval, the following five persons will be added to the proposed Board:

Name and Age	Principal Occupation for the Last Five Years
Patrick Michael Koehnemann, 55	President, Koehnemann Construction Co., Inc., Panama City, Florida, since 1978

Jimmy Theo Patronis, Jr. 30	Vice President, Patronis Brothers Partnership, since 1986

James Michael Strohmenger, M.D., 57	Radiologist, Bay Radiology Associates, Since 1977

Raymond Ellsworth Wahlberg, 72	Consultant, Panama City, Florida, since 1997; General Counsel, Luther College, 1984-1997

Name and Age	Principal Occupation for the Last Five Years
Michael Lee Walker, 56
Medical Director/Physician Advisor,
Gulf Coast Medical Center, Panama City, Florida,
since 2000;
Medical Consultant,
Agency for Florida Health Care Administration,
Tallahassee, Florida,
Since 2000;
Physician, Michael L. Walker, M.D., P.A.,
Panama City, Florida,
1980-2000

5.  Vision Bancshares has entered into a verbal agreement with Morgan Keegan, Inc. whereby Morgan Keegan will act as a principal market maker for our common stock through the Over the Counter Bulletin Board. Market making activity, if any, will not commence until this offering is closed, which will be no later than December 31, 2002.

6.  Brown, Burke Securities, LLC, a registered securities dealer, will act on a best efforts basis as a sales agent for up to 333,334 shares in this offering and may utilize the services of other licensed securities dealers. Brown Burke is not required to sell any shares and may sell less than the 333,334 shares. We will pay Brown Burke a commission equal to 6.5% of the offering price of the shares sold by Brown Burke, reimburse Brown Burke for expenses up to $10,000, and indemnify Brown Burke for certain liabilities, including certain liabilities under the securities laws.

7.  We have recently filed our quarterly report on Form 10-QSB with the SEC for the quarter ended June 30, 2002. This form and other reports may be read and copied at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, DC 20549, by calling 1-800-SEC-0330 or by logging onto http://www.sec.gov.

RETURN OF SUBSCRIPTION FUNDS

If you subscribed based upon the Prospectus alone and wish to receive a refund of your subscription, please notify us in writing no later than the fifteenth (15th) day following the date of this First Supplement at 1:00 p.m. central daylight time, attention: J. Daniel Sizemore, 2201 West 1st Street, Gulf Shores, Alabama 36542; Phone: (251) 967-4212; Facsimile: (251) 967-4213.

The date of this First Supplement to Prospectus is September 13, 2002.

4